3001 Deming Way Middleton, WI 53562-1431 P.O. Box 620992 Middleton, WI 53562-0992 (608) 275-3340

April 16, 2015
Mr. Kevin L. Vaughn
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE:	SB/RH Holdings, LLC
Form 10-K for the Fiscal Year Ended September 30, 2014
Filed November 21, 2014
File No. 333-192634-03

Dear Mr. Vaughn:
Set forth below is the response of SB/RH Holdings, LLC (the "Company") to the comment raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in a letter to the Company dated April 13, 2015 (the "Comment Letter").  For your convenience, the text of the comment in the Comment Letter has been duplicated in bold type to precede the Company's response.

Form 10-K for the Fiscal Year Ended September 30, 2014
Note 18. Consolidating Financial Information, page 98

1. We note your response to prior comment 8. Please confirm to us, if true, that (i) each subsidiary issuer or subsidiary guarantor is 100% owned by the parent company; (ii) all guarantees are full and unconditional; and (iii) all guarantees are joint and several, and revise the note in future filings to disclose that information. Also, disclose in future filings any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan; and provide the disclosures prescribed by Rule 4-08(e)(3) of Regulation S-X with respect to the subsidiary issuers and subsidiary guarantors. Please refer to Rules 3-10 (i) 8, 9 and 10 of Regulation S-X.

In response to the Staff’s comment, the Company confirms that (i) each subsidiary issuer or subsidiary guarantor is 100% owned by the parent company; (ii) all guarantees are full and unconditional; and (iii) all guarantees are joint and several. The Company will disclose this information in future filings. Furthermore, to the extent applicable, the Company will disclose in future filings any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan; and provide the disclosures prescribed by Rule 4-08(e)(3) of Regulation S-X with respect to the subsidiary issuer and subsidiary guarantors. Currently, the Company does not have any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan or any other matters prescribed by Rule 4-08(e)(3) of Regulation S-X.

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As also requested in the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact Douglas L. Martin, Chief Financial Officer, at (608) 275-4423 or Nathan E. Fagre, General Counsel & Secretary; at (608) 275-4880 should you have any further questions regarding this matter.

Sincerely,

SB/RH HOLDINGS, LLC

By:	/s/ Douglas L. Martin
Douglas L. Martin
Chief Financial Officer